Exhibit 10.22

EXECUTION COPY

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into on and as of December 9, 2009 (the “Effective Date”) between Mark S. Thompson (the “Executive”), on the one hand, and Fairchild Semiconductor International, Inc. (“FSII”), a Delaware corporation, and Fairchild Semiconductor Corporation (the “Company”), a Delaware corporation and wholly owned subsidiary of FSII, on the other hand. This Agreement amends and supersedes in its entirety the employment agreement among the parties dated as of April 6, 2005.

For ease of reference, this Agreement is divided into the following parts:

PART 1—	DUTIES AND SCOPE, COMPENSATION AND BENEFITS DURING EMPLOYMENT (Sections 1-4)

• Position and Duties • Salary • Incentive Bonus • Equity Awards • Other

PART 2—	COMPENSATION AND BENEFITS IN CASE OF ACTUAL OR CONSTRUCTIVE TERMINATION (Sections 5-6)

• Termination

PART 3—	COMPENSATION AND BENEFITS IN CASE OF A CHANGE IN CONTROL (Section 7)

PART 4—	CONFIDENTIALITY AND NON-DISCLOSURE, FORFEITURE, INTELLECTUAL PROPERTY, NON-COMPETITION AND NON-SOLICITATION, REMEDIES, SUCCESSORS, MISCELLANEOUS PROVISIONS, SIGNATURE PAGE (Sections 8-14)

• Confidentiality and Non-Disclosure • Forfeiture in Case of Certain Events • Non-Competition and Non-Solicitation • Miscellaneous

Terms

For good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, FSII, the Company and the Executive, intending to be legally bound, agree as follows:

PART 1            DUTIES AND SCOPE, COMPENSATION AND BENEFITS DURING EMPLOYMENT

Section 1. Term of Agreement; Termination of Employment

(a)	Unless sooner terminated as provided in this Agreement, the term of this Agreement will begin on the Effective Date and will end on the third anniversary of the Effective Date (the “Initial Term”). Upon the first and each subsequent anniversary of the Effective Date, the term of this Agreement will be automatically extended so as to end three years after the date of such anniversary (each such three-year period, a “Renewal Term”) unless, prior to such anniversary, either the Company or the Executive gives the other written notice of non-renewal. The Initial Term and any Renewal Terms are collectively referred to as the “Term”.

(b)	Subject to the other terms of this Agreement, including those in Part 2, either the Company or the Executive may terminate the Executive’s employment with FSII and the Company at any time and for any reason or no reason upon written notice to the other party, with effect as of the subsequent date specified in such notice.

Section 2. Duties and Scope of Employment

(a)	Position. Each of FSII and the Company will employ the Executive in the position of President and Chief Executive Officer, reporting to the board of directors of FSII and the Company, respectively. The Executive will be nominated for election as a member of the board of directors of FSII (the “Board”) and the board of directors of the Company, which will be comprised of the same members as the Board.

(b)	Obligations. The Executive shall have such duties, responsibilities and authority as customarily held or exercised by a President and CEO of a public corporation, including but not limited to general supervision over all of the business, operations and other affairs of FSII and the Company and sole supervisory authority over all of the executive officers of FSII and the Company, subject to the oversight of the Board. During the Term, the Executive shall devote the Executive’s full business efforts and time to the business and affairs of the Company as needed to carry out his duties and responsibilities hereunder. The foregoing shall not preclude the Executive from engaging in appropriate civic, charitable, religious or other non-profit activities or from devoting a reasonable amount of time to private investments or from serving on the boards of directors of other entities, provided that those activities do not interfere or conflict with the Executive’s duties or responsibilities to the Company.

Section 3. Base Compensation

While employed hereunder, the Company shall pay the Executive, as compensation for services, a base salary of at least $707,200 per year. Salary increases will be considered in accordance with the Company’s performance review process, or more frequently in the discretion of the Board or its compensation committee, so as to be competitive with compensation paid to similarly situated CEOs and on a basis consistent with Company policies.

Section 4. Other Compensation

(a)	Incentive Cash Bonus. While employed hereunder, the Executive will be eligible to participate in any cash incentive programs made available to officers of the Company at a level consistent with his position and the stated compensation philosophy of the Company, as described in the Compensation Discussion and Analysis section of FSII’s then-current proxy statement on Schedule 14A filed with the Securities and Exchange Commission. The Executive will be enrolled in the Enhanced Fairchild Incentive Plan (EFIP), at a participation level of at least 150%. If the EFIP plan is changed or replaced, the Executive will be enrolled in any subsequent plan at a level equivalent to such EFIP participation level.

(b)	Equity Awards. While employed hereunder, the Executive will be eligible to participate in any equity award programs made available to officers of the Company at a level consistent with his position and the stated compensation philosophy of the Company, as described in the Compensation Discussion and Analysis section of FSII’s then-current proxy statement on Schedule 14A filed with the Securities and Exchange Commission.

(c)	Tax and Financial Planning Assistance. The Executive will be entitled to receive up to $15,000 per year in supplemental life insurance premiums, non-reimbursed medical expenses and personal tax services at the Company’s expense. The Executive will be responsible for all taxes associated with such benefits.

(d)	Other Benefits. The Executive will be entitled to participate in Company-paid executive long-term disability insurance, Company-paid executive long-term care insurance, and Company-paid basic life insurance programs, and to participate in the Company’s health insurance, dental insurance, vision care, short-term disability and personal savings (including 401(k) and 401(k) benefit restoration) plans, as well as other benefit plans and fringe benefits and perquisites available to senior executives of the Company. To the extent any of the payments, perquisites or benefits under this Section 4(d) are taxable to the Executive, the Executive will be responsible for all taxes associated with such benefits.

(e)	Paid Vacation. While employed hereunder, the Executive shall be entitled to a minimum of five weeks paid vacation per calendar year, such vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of the Executive’s duties hereunder.

(f)	Business Expenses and Travel. While employed hereunder, the Executive shall be authorized to incur and shall be reimbursed for all necessary and reasonable travel,

entertainment and other business expenses in connection with the Executive’s duties hereunder.

(g)	Retirement. If the Executive retires and does not engage, and has no intention of engaging, in full-time employment with a for-profit business enterprise (“Retires” or takes “Retirement”), or if the Company terminates the Executive’s employment for any reason other than Cause, death or Disability, or if the Executive terminates his employment for Good Reason, then any of the Executive’s stock option and other equity awards granted prior to the Effective Date (“Prior Awards”) shall fully vest or be otherwise affected as if Section 7(a)(2) were effective with respect thereto. For the avoidance of doubt, Prior Awards include all equity awards of any type first granted prior to the Effective Date, regardless of when any such awards are scored, vested or settled. As to Prior Awards only, for purposes of the retirement-related vesting provisions of equity compensation under any equity compensation plans or agreements of the Company, the Executive shall be deemed to have qualified for retirement under any applicable definition thereof, if he is an employee in good standing, regardless of age. As to any stock option, performance unit, deferred stock unit, restricted stock unit or other equity award granted after the Effective Date, the definition of Retirement set forth above shall not apply, and the terms of the Company stock plan and applicable award agreements shall govern all aspects of such awards, including with respect to vesting and post-retirement exercisability, except as otherwise provided in this Agreement.

(h)	Legal Fee Reimbursement. In the event of one or more disputes regarding this Agreement or any other agreement relating to Executive’s employment with the Company or its successor that arises on or after the occurrence of a Change in Control (as defined in Section 7 hereof), the Company or its successor agrees to pay all of Executive’s legal fees and expenses associated with such dispute.

(i)	Indemnification. Executive shall receive indemnification as a corporate officer and director of the Company to the maximum extent extended to the other officers and directors of the Company. Following the termination of Executive’s employment or directorship for any reason, the Company agrees to honor the indemnification agreement previously entered into with Executive.

PART 2	COMPENSATION AND BENEFITS IN CASE OF TERMINATION WITHOUT CAUSE OR FOR GOOD REASON OUTSIDE OF A CHANGE IN CONTROL

Section 5. Terminations and Related Definitions

Part 2 of the Agreement, consisting of Sections 5 and 6, describes the benefits and compensation, if any, payable in case of certain terminations of employment prior to six months before a Change in Control and more than twelve months after a Change in Control.

In this Agreement,

(a)	“Cause” means (1) a willful failure by the Executive to substantially perform the Executive’s duties under this Agreement, other than a failure resulting from the Executive’s complete or partial incapacity due to physical or mental illness or impairment, (2) a willful act by the Executive that constitutes gross misconduct and that is materially injurious to the Company, (3) a willful breach by the Executive of a material provision of this Agreement (including Sections 8 or 10), (4) a material and willful violation of a federal, state or foreign law or regulation applicable to the business of the Company that is materially and demonstrably injurious to the Company or (5) conviction of any felony or other crime involving fraud, dishonesty or acts of moral turpitude or pleading guilty or nolo contendere to such charges; provided that no act, or failure to act, by the Executive shall be considered “willful” unless committed without good faith and without a reasonable belief that the act or omission was in the Company’s best interest; and provided, further, that, if the failure, act, breach or other basis for finding Cause under this Agreement is capable of being cured without material injury to the Company, then no finding of Cause shall be made unless the Executive has failed to cure such failure, act, breach or other basis within 30 days after receiving written notice thereof from the Company;

(b)	“Disability” shall have the same meaning for purposes of this Agreement as under the Company disability insurance plan applicable to the Executive; and

(c)	“Good Reason” means any of the following or as otherwise provided in this Agreement: (1) a reduction in the Executive’s base salary other than as part of a broader executive pay reduction, (2) a reduction in the Executive’s incentive cash bonus compensation (e.g., EFIP) participation level other than as part of a broader executive reduction, (3) a material change in the employment benefits available to the Executive, if such change does not similarly affect all employees of the Company eligible for such benefits, (4) a material reduction in Executive’s duties, responsibilities or authority as then in effect, (5) a requirement to relocate, except for office relocations that would not increase the Executive’s one-way commuting distance by more than 35 miles, or (6) failure to recommend the Executive for re-election to the Board to FSII’s stockholders when his Board term expires or to re-election to the board of directors of the Company.

Section 6. Termination By Company Without Cause or By Executive for Good Reason

(a)

Severance. If the Company terminates the Executive’s employment for any reason other than Cause, death or Disability, or if the Executive terminates his employment for Good Reason, in any such case outside of the time periods surrounding a Change in Control specified in Section 7(a), then, subject to and provided the Executive executes the release of claims described in Section 6(b), and subject to Section 6(c), the Company will promptly pay the Executive, in a lump sum, an amount equal to two times the sum of (i) the Executive’s base salary in effect on such termination date and (ii) the amount of the bonus the Executive would receive under the Company’s Enhanced Fairchild Incentive Plan (EFIP), assuming a 100% payout based on the Executive’s base salary and EFIP incentive level in effect immediately prior to such termination (whether or not such a bonus has been or is expected to be paid to other executives or employees of the Company for the fiscal period in which such termination occurs). If EFIP bonuses are later paid to EFIP participants at a level higher than 100% in respect of the last fiscal period during which the Executive had been employed by the Company, then the Company shall pay the Executive two times the difference between the amount that would have been paid to the Executive had the Executive remained employed by the Company, and been entitled to receive such bonus, and the amount determined under clause (ii) above. If at the time of such a termination the EFIP program has been discontinued or replaced, then the amount payable under clause (ii) above shall be the target or actual amount that the Executive is entitled to receive under any incentive bonus program in which he is then participating. The Executive will be responsible for all taxes relating to such payments and the Company will make all required withholdings of all such taxes. In addition, the Company will provide continued medical benefits for the Executive and his eligible dependents, under COBRA coverage, at the Company’s expense for two years following the effective date of such termination. At the time of such termination, the Company shall pay the Executive in cash for all accrued and unused vacation time.

(b)	Release of Claims; Resignations. As a condition to the receipt of the payments and benefits described in Section 6(a), the Executive shall be required to tender his resignation from the boards of FSII, the Company and any other entity upon whose board he serves as the representative of the Company and to execute a release of all claims arising out of the Executive’s employment or the termination thereof, including any claim of discrimination under U.S. state or federal law or any non-U.S. law, but excluding claims for indemnification from the Company under any indemnification agreement with the Company, its certificate of incorporation or bylaws, or claims under applicable directors’ and officers’ insurance policies. If the Executive executes such a release, then the Company shall release the Executive from all claims arising out of the Executive’s employment with the Company, other than (i) any claims arising (before or after termination) under Sections 8 or 10 of this Agreement and (ii) any claims arising (before or after termination) from any violation by the Executive of any law or regulation.

(c)	Conditions to Receipt of Payments. Without limiting the Company’s other rights or remedies in the even of the Executive’s breach of any provision of this Agreement, the obligation of the Company to provide the payments described in this Section 6 is subject to the Executive’s continuing compliance with Sections 8 and 10 during and after the Term, and also is subject to the related provisions of Section 11.

(d)	No Mitigation. The Executive shall not be required to mitigate the amount of any payment or benefit contemplated by this Section 6, nor shall any such payment or benefit be reduced by any earnings or benefits that the Executive may receive from any other source.

PART 3            COMPENSATION AND BENEFITS IN CASE OF A CHANGE IN CONTROL

Section 7. Change in Control

(a)	Payment; Vesting of Equity Awards. If the Executive’s employment is terminated by the Company other than for Cause, death or Disability, or by the Executive for Good Reason, in either case within the time period beginning six months before a Change in Control and ending 12 months after such Change in Control, then, subject to the limitations provided in Section 7(b) below,

(1)	the Company will promptly pay the Executive, in a lump sum, an amount equal to three times the sum of (i) the Executive’s base salary in effect on such termination date and (ii) the amount of the bonus the Executive would receive under the Company’s Enhanced Fairchild Incentive Program (EFIP), assuming a 100% payout based on the Executive’s base salary and EFIP incentive level in effect immediately prior to such termination (whether or not such a bonus has been or is expected to be paid to other executives or employees of the Company for the fiscal period in which such termination occurs). If EFIP bonuses are later paid to EFIP participants at a level higher than 100% in respect of the last fiscal period during which the Executive had been employed by the Company, then the Company shall pay the Executive three times the difference between the amount that would have been paid to the Executive had the Executive remained employed by the Company, and been entitled to receive such bonus, and the amount determined under clause (ii) above. If at the time of such a termination the EFIP program has been discontinued or replaced, then the amounts payable under clause (ii) above and the preceding sentence shall be the maximum amounts that the Executive is entitled to receive under any incentive bonus program in which he is then participating. In addition, the Company will provide continued medical benefits for the Executive and his eligible dependents, under COBRA coverage, at the Company’s expense for two years following the effective date of such termination. At the time of such termination, the Company shall pay the Executive in cash for all accrued and unused vacation time; and

(2)	any stock options and stock appreciation rights granted to the Executive that are outstanding as of the date of such termination, and which are not then vested, shall become fully vested, and all stock options of the Executive shall remain vested and exercisable for the full remaining term or terms thereof; and any restrictions and deferral limitations applicable to any performance shares or other restricted stock awards granted to the Executive that are outstanding as of the date of such termination shall lapse, and such awards shall become free of all restrictions and become fully vested and transferable; and all deferred stock units granted to the Executive that are outstanding as of the date such termination shall be considered to be earned and payable in full, and any deferral or other restrictions shall lapse and such deferred stock units shall be settled as promptly as is practicable following such termination.

(3)	The Executive will be responsible for all taxes relating to such payments and vesting under the foregoing clauses (1) and (2), including, if applicable, any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (“Section 4999”), on “excess parachute payments” as defined by Section 280G of the Code (“Section 280G”). The Company will make all required withholdings of all such taxes.

(b)	Limitation on Payments. In the event that any severance and other benefits provided for in this Agreement (including under Section 7(a)) or otherwise payable to the Executive (the “Termination Benefits”) (1) constitute “parachute payments” within the meaning of Section 280G and (2) but for this Section 7(b), would be subject to the excise tax imposed by Section 4999, then the Executive’s Termination Benefits shall be either:

(i)	delivered in full, or

(ii)	delivered as to such lesser extent, as determined in accordance with Schedule A attached to this Agreement, which would result in no portion of such Termination Benefits being subject to excise tax under Section 4999;

whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes, any excise tax imposed by Section 4999 and other applicable taxes, results in the receipt by the Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such Termination Benefits may be taxable under Section 4999, and the Executive shall have no right to Termination Benefits in excess of the amount so determined.

(c)	For purposes of Section 7, the following rules will apply:

(1)	Notwithstanding anything herein to the contrary, any reduction in benefits under this Section 7 shall be implemented in a manner consistent with the requirements of Section 409A of the Code.

(2)

The determination of (A) whether an event described in Section 280G(b)(2)(A)(i) of the Code has occurred, (B) the value of any parachute payments and whether any of the Termination Benefits would be subject to the excise tax imposed by Section 4999, (C) whether any reduction in the Termination Benefits is required under Section 7(b), and (D) the amount of any such reduction, shall be made initially by an accounting firm selected by the compensation committee of the Board in conjunction with the audit committee of the Board (each as constituted prior to the occurrence of any Change in Control), or, if no such firm is selected, by the compensation consulting firm retained by the compensation committee prior to any Change in Control to provide consulting advice to the compensation committee (the “Accountants”). The Company shall retain the Accountants within one month after either the Company or the Executive determining that an amount is payable under Section 7 and notifying the Board thereof. For purposes of making the calculations required by this Section 7, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of the Code, and other applicable legal authority. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 7. The Company shall bear and be solely responsible for all costs of or reasonably incurred by the Accountants in connection with any calculations contemplated by this Section 7. Unless the Company and the Executive agree to different timing, the Accountants will present its preliminary determination within one month of being provided all information reasonably requested by the Accountants and will provide detailed supporting calculations both to the Company and the Executive reflecting the preliminary analysis and calculations by the Accountants. Each of the Company and the Executive shall have ten business days to review and comment on the preliminary determinations made by the Accountants, which comments, if any, shall be given due consideration by the Accountants. The final determinations of the Accountant shall be final and binding upon the Company and the Executive, absent a determination by an arbitrator pursuant to Section 14(f) that the Accountant’s final determinations were made in an arbitrary and capricious manner.

(3)	If, notwithstanding any reduction described in Section 7(b), the Internal Revenue Service (“IRS”) determines that the Executive is liable for the excise tax imposed by Section 4999 as a result of the receipt of the Termination Benefits, then the Executive shall be obligated to pay back to the Company, within thirty (30) days after a final IRS determination or in the event that the Executive challenges the final IRS determination, a final judicial determination, a portion of such amounts equal to the “Repayment Amount”. The Repayment Amount with respect to the payment of benefits shall be the smallest such amount, if any, as shall be required to be paid to the Company so that the Executive’s net after-tax proceeds with respect to any payment of benefits (after taking into account the payment of the excise tax imposed by Section 4999 and all other applicable taxes imposed on such payment) shall be maximized. The Repayment Amount with respect to the payment of benefits shall be zero if a Repayment Amount of more than zero would not result in the Executive’s net after-tax proceeds with respect to the payment of such benefits being maximized. If the excise tax imposed by Section 4999 is not eliminated pursuant to this paragraph, the Executive shall pay the excise tax imposed by Section 4999.

(4)	Notwithstanding any other provision of this Section 7, if (A) there is a reduction in the payment of benefits as described in Section 7(b), (B) the IRS later determines that the Executive is liable for the excise tax imposed by Section 4999, the payment of which would result in the maximization of the Executive’s net after-tax proceeds (calculated as if the Executive’s benefits had not previously been reduced), and (C) the Executive pays the excise tax imposed by Section 4999, then the Company shall pay to the Executive those benefits which were reduced pursuant to Section 7(b) as soon as administratively possible after the Executive pays the excise tax imposed by Section 4999 so that the Executive’s net after-tax proceeds with respect to the payment of benefits are maximized.

(e)	For purposes of this Section 7, the following terms will have the following meanings:

(i)	whether an equity award will be treated as “contingent” will be determined in accordance with Treasury Regulation Section 1.280G-1 A-22, A-25 and A-26;

(ii)	an equity award will be considered to have been “cashed-out” in connection with a Change in Control if the award is cancelled after payment to the Executive of an amount in cash or cash equivalents equal to (A) the fair market value of the shares of FSII common stock subject to the equity award at the time of the Change in Control (as determined in accordance with the applicable equity award agreement) minus (B) the exercise or purchase price, if any, of the shares of stock subject to the equity award at the time of the Change in Control;

(iii)	a stock option or stock appreciation right will be considered “underwater” if: (A) the award accelerates or is valued for purposes of Section 280G on the date of the Change in Control and the per share exercise price of the award is greater than the per share consideration provided to holders of shares of FSII common stock pursuant to the Change in Control, or (B) the award accelerates or is valued for purposes of Section 280G on any date after the Change in Control and the per share exercise price of the award, as adjusted pursuant to the Change in Control, is greater than the fair market value of a share of common stock with respect to which the award may be exercised;

(iv)	a stock option or stock appreciation right will be considered “at-the-money” if: (A) the award accelerates or is valued for purposes of Section 280G on the date of the Change in Control and the per share exercise price of the award is equal to the per share consideration provided to holders of shares of FSII common Stock pursuant to the Change in Control, or (B) the award accelerates or is valued for purposes of Section 280G on any date after the Change in Control and the per share exercise price of the award, as adjusted pursuant to the Change in Control, is equal to the fair market value of a share of common stock with respect to which the award may be exercised; and

(v)	a stock option or stock appreciation right will be considered “in-the-money” if: (A) the award accelerates or is valued for purposes of Section 280G on the date of the Change in Control and the per share exercise price of the award is less than the per share consideration provided to holders of shares of FSII common stock pursuant to the Change in Control, or (B) the award accelerates or is valued for purposes of Section 280G on any date after the Change in Control and the per share exercise price of the award, as adjusted pursuant to the Change in Control, is less than the fair market value of a share of common stock with respect to which the award may be exercised.

(f)	Definition of Change in Control. A “Change in Control” shall have the same meaning under this Agreement as under the Fairchild Semiconductor 2007 Stock Plan, as amended and as in effect at the time such term is construed pursuant to this Agreement.

(g)	Survival. Any obligation of the Company under this Section 7 will survive any termination of this Agreement, except as otherwise agreed in writing by the Company and the Executive.

(h)	Release of Claims; Resignations. As a condition to the receipt of the payments and benefits described in Section 7, the Executive shall be required to tender his resignation from the boards of FSII, the Company and any other entity upon whose board he serves as the representative of the Company and to execute a release of all claims arising out of the Executive’s employment or the termination thereof, including any claim of discrimination under U.S. state or federal law or any non-U.S. law, but excluding claims for indemnification from the Company under any indemnification agreement with the Company, its certificate of incorporation or bylaws, or claims under applicable directors’ and officers’ insurance policies. If the Executive executes such a release, then the Company shall release the Executive from all claims arising out of the Executive’s employment with the Company, other than (i) any claims arising (before or after termination) under Sections 8 or 10 of this Agreement and (ii) any claims arising (before or after termination) from any violation by the Executive of any law or regulation.

(i)	No Mitigation. The Executive shall not be required to mitigate the amount of any payment or benefit contemplated by this Section 7, nor shall any such payment or benefit be reduced by any earnings or benefits that the Executive may receive from any other source.

PART 4	CONFIDENTIALITY AND NON-DISCLOSURE, FORFEITURE, INTELLECTUAL PROPERTY, NON-COMPETITION AND NON-SOLICITATION, REMEDIES, SUCCESSORS, MISCELLANEOUS PROVISIONS, SIGNATURE PAGE

Section 8. Confidential Information

(a)

Acknowledgement. The Company and the Executive acknowledge that the services to be performed by the Executive under this Agreement are unique and extraordinary and that, as a result of the Executive’s employment, the Executive will be in a relationship of confidence and trust with the Company and will come into possession of Confidential Information (as defined below) that is (1) owned or controlled by the Company, (2) in the possession of the Company and belonging to third parties or (3) conceived, originated, discovered or developed, in whole or in part, by the Executive. “Confidential Information” means trade secrets and other confidential or proprietary business, technical, personnel or financial information, whether or not the Executive’s work product, in written, graphic, oral or other tangible or intangible forms, including specifications, samples, records, data, computer programs, drawings, diagrams, models, customer names, ID’s or e-mail addresses, business or marketing plans, studies, analyses, projections and reports, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and software systems and processes. Any Confidential Information that is not readily available to the public shall be considered to be a trade secret and confidential and proprietary, even if it is not specifically marked as such, unless the Company advises the Executive otherwise in writing.

(b)	Nondisclosure. The Executive agrees that the Executive will not, without the prior written consent of the Company, directly or indirectly, use or disclose Confidential Information to any person, during or after the Executive’s employment, except as may be necessary in the ordinary course of performing the Executive’s duties under this Agreement. The Executive will keep the Confidential Information in strictest confidence and trust. This Section 8(b) shall apply indefinitely, both during and after the Term.

(c)	Surrender Upon Termination. The Executive agrees that in the event of the termination of the Executive’s employment for any reason, at any time, the Executive will immediately deliver to the Company all property belonging to the Company, including documents and materials of any nature pertaining to the Executive’s work with the Company, and will not take with the Executive any documents or materials of any description, or any reproduction thereof of any description, containing or pertaining to any Confidential Information. It is understood that the Executive is free to use information that is in the public domain, but not as a result of a breach of this Agreement.

(d)	Forfeiture in Certain Events. The Company may, in its sole discretion, in the event of (i) any termination of employment of the Executive for Cause, (ii) any material breach by the Executive of Section 10 following his termination of employment for any reason or (iii) following a material breach of Section 10 and any finding of the invalidity or unenforceability of Section 10 as further provided in Section 11, (A) cancel any outstanding award of stock options, restricted stock, deferred stock units or other award granted to the Executive under a Company plan or otherwise (an “Award”), in whole or in part, whether or not vested or deferred, such cancellation to be effective as of a date specified in written notice to the Executive, which date shall be no earlier than the date such notice is given, or (B) following the exercise or payment of an Award, the Company may require the Executive to repay to the Company any gain realized or payment received upon the exercise or payment of such Award (with such gain or payment valued as of the date of exercise or payment). Such repayment obligation shall be effective upon notice of demand thereof to Executive, and repayment shall be due and payable to the Company as of a date which is at least 30 days after the Executive receives such notice, which notice may provide for an offset to any future payments owed by the Company or any subsidiary to the Executive if necessary to satisfy the repayment obligation. Any determinations under this paragraph will be made by the Company in good faith and in its sole discretion. This Section 8(d) shall apply during and following the Term of this Agreement, but shall have no application following a Change in Control.

Section 9. Assignment of Rights of Intellectual Property

The Executive will promptly and fully disclose all Intellectual Property to the Company. The Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive’s full right, title and interest in and to all Intellectual Property. The Executive will execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including the execution and delivery of instruments of further assurance or confirmation) requested by the Company to assign the Intellectual Property to the Company and to permit the Company and its affiliates to enforce any patents, copyrights or other proprietary rights to the Intellectual Property. “Intellectual Property” means inventions, discoveries, developments, methods, processes, compositions, works, concepts and ideas (whether or not patentable or copyrightable or constituting trade secrets) conceived, made, created, developed or reduced to practice by the Executive (whether alone or with others, whether or not during normal businesses hours or on or off Company premises) during the Executive’s employment with the Company that relate to any business, venture or activity being conducted or proposed to be conducted by the Company or its subsidiaries at any time during the term of the Executive’s employment with the Company.

Section 10. Restrictions on Activities of the Executive

(a)	Acknowledgments. The Executive agrees that he is being employed under this Agreement in a key management capacity with the Company, that the Company is engaged in a highly competitive business and that the success of the Company’s business in the marketplace depends upon its goodwill and reputation for quality and dependability. The Executive further agrees that reasonable limits may be placed on his ability to compete against the Company and its affiliates as provided in this Agreement so as to protect and preserve their legitimate business interests and goodwill.

(b)	Agreement Not to Compete or Solicit.

(1)	During the Non-Competition Period (as defined below), the Executive will not engage or participate in, directly or indirectly, as principal, agent, employee, corporation, consultant, investor or partner, or assist in the management of, any business which is Competitive with the Company (as defined below).

(2)	During the Non-Competition Period, the Executive will not, directly or indirectly, through any other entity, solicit for hire any officer, director, consultant, executive or employee of the Company or any of its affiliates during his or her engagement with the Company or such affiliate. During the Non-Competition Period, the Executive will not call upon, solicit, divert or attempt to solicit or divert from the Company or any of its affiliates any of their customers or suppliers or potential customers or suppliers of whose names he was aware during his term of employment (other than customers or suppliers or potential customers or suppliers contacted by the Executive solely in connection with a business that is not Competitive with the Company).

(3)	The “Non-Competition Period” means the period during which Executive is employed by the Company and the following 12 months.

(4)	A business shall be considered “Competitive with the Company” if it is engaged in any business, venture or activity in the Restricted Area (as defined below) which competes or plans to compete with any business, venture or activity being conducted or actively and specifically planned to be conducted within the Non-Competition Period (as evidence by the Company’s internal written business plans or memoranda) by the Company, or any group, division or affiliate of the Company, at the date the Executive’s employment under this Agreement is terminated.

(5)	The “Restricted Area” means the United States of America and any other country where the Company, or any group, division or affiliate of the Company, is conducting, or has proposed to conduct within the Non-Competition Period (as evidenced by the Company’s internal written business plans or memoranda), any business, venture or activity, at the date the Executive’s employment under this Agreement is terminated.

(6)	Notwithstanding the provisions of this Section 10, the parties agree that (A) ownership of not more than three percent (3%) of the voting stock of any publicly held corporation or one percent (1%) of the voting stock of a privately held corporation or other entity, shall not, of itself, constitute a violation of this Section 10 and (B) working as an employee of an entity that has a stand-alone division or business unit which is Competitive with the Company shall not, of itself, constitute a violation of this Section 10 if the Executive is not, in any way (directly or indirectly, as principal, agent, employee, corporation, consultant, advisor, investor or partner), responsible for, compensated with respect to, or involved in the activities of such stand-alone division or business unit and does not (directly or indirectly) provide information or assistance to such stand-alone division or business unit.

Section 11. Remedies

It is specifically understood and agreed that any breach of the provisions of Section 8 or 10 of this Agreement would likely result in irreparable injury to the Company and that the remedy at law alone would be an inadequate remedy for such breach, and that in addition to any other remedy it may have, the Company shall be entitled to enforce the specific performance of this Agreement by the Executive and to obtain both temporary and permanent injunctive relief without the necessity of proving actual damages. Without limiting the generality of the foregoing provisions of this Section 11, it is understood and agreed that the Company’s promise to provide the severance payments and other benefits described in Section 6(a) are made subject to the condition that (i) the Executive’s obligations under Section 10 are and will remain specifically enforceable against the Executive in accordance with that section and (ii) if, in an action by the Company against the Executive for the breach or alleged breach of Section 10, a court of competent jurisdiction finds that all or any part of that section is invalid or unenforceable for any reason, then the Company may, without limiting its other remedies at law or equity, enforce all of the remedies available to it under this Agreement, including without limitation the remedies described in Section 8(d).

Section 12. Severable Provisions

The provisions of this Agreement are severable and the invalidity of any one or more provisions shall not affect the validity of any other provision. In the event that a court of competent jurisdiction shall determine that any provision of this Agreement or the application thereof is unenforceable in whole or in part because of the duration of scope thereof, the parties hereby agree that such court, in making such determination, shall have the power to reduce the duration and scope of such provision to the extent necessary to make it enforceable and that this Agreement in its reduced form shall be valid and enforceable to the fullest extent permitted by law.

Section 13. Successors

(a)	Company’s Successors. The Company will require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. The Company’s failure to obtain such agreement prior to the effectiveness of a succession shall be a breach of this Agreement and shall entitle the Executive to all of the compensation and benefits to which the Executive would have been entitled under this Agreement if the Company had terminated the Executive’s employment for any reason other than Cause, on the date when such succession becomes effective. For all purposes under this Agreement, except as otherwise provided in this Agreement, the term “Company” shall include any successor to the Company’s business or assets that executes and delivers the assumption agreement described in this Section 13(a), or that becomes bound by this Agreement by operation of law.

(b)	Executive’s Successors. This Agreement and all rights of the Executive under this Agreement shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

Section 14. General Provisions

(a)	Amendment; Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(b)	Whole Agreement; Interpretation. This Agreement replaces and supersedes in its entirety the employment agreement entered into by the Executive, FSII and the Company as of

April 6, 2005 (the “Former Agreement”). Without limiting the generality of the foregoing and for the avoidance of doubt, Section 7(d) of the Former Agreement is hereby terminated and of no further force or effect, and replaced by Section 7(g) of this Agreement, notwithstanding the terms of Section 7(d) of the Former Agreement. No agreements, representations or understandings (whether oral or written and whether express or implied) that are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. The reference table on the first page and the headings in this Agreement are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The word “or” is used in its non-exclusive sense. Unless otherwise stated, the word “including” should be read to mean “including without limitation” and does not limit the preceding words or terms. All references to “Sections” or other provisions are to the corresponding Sections or provisions in this Agreement unless otherwise specified. All words in this Agreement will be construed to be of such gender or number as the circumstances require.

(c)	Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered, mailed by U.S. registered or certified mail, return receipt requested, or sent by a documented overnight courier service. In the case of the Executive, mailed notices shall be addressed to the Executive at the home address maintained in the Company’s records. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of the Chairman of the Board of Directors, or to the Lead Independent Director in the event the Executive is Chairman, in either case with a required copy to the attention of the Corporate Secretary.

(d)	Setoff. The Company may set off against any payments owed to the Executive under this Agreement any debt or obligation of the Executive owed to the Company.

(e)	Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Maine, irrespective of Maine’s choice-of-law principles.

(f)	Arbitration. Except as otherwise provided with respect to the enforcement of Sections 8 and 10, any dispute or controversy arising out of the Executive’s employment or the termination thereof, including any claim of discrimination under U.S. (state or federal) or non-U.S. law, shall be settled exclusively by arbitration in Portland, Maine, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

(g)	No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this Section 14(g) shall be void.

(h)	Limitation of Remedies. If the Executive’s employment terminates for any reason, the Executive shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement, including under the severance policies of the Company or any subsidiary.

(i)	Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable taxes.

(j)	Section 409A Compliance.

(i)	The parties agree that this Agreement is intended to comply with the requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder (“Section 409A”) or an exemption from Section 409A. The Company shall undertake to administer, interpret, and construe this Agreement and all other compensation and benefit arrangements which impact the Executive in a manner that does not result in the imposition on the Executive of any additional tax, penalty or interest under Section 409A. Without limiting the foregoing, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless and until such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

(ii)	If the Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment or the provision of any benefit that is otherwise considered deferred compensation under Section 409A payable on account of a “separation from service,” and that is not exempt from Section 409A as involuntary separation pay or a short-term deferral (or otherwise), such payment or benefit shall be made or provided at the date which is the earlier of (1) the expiration of the six-month period measured from the date of such “separation from service” of the Executive or (2) the date of the Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 14(j)(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum without interest, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii)	With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A of the Code, all such payments shall be made on or before the last day of calendar year following the calendar year in which the expense occurred.

(iv)	Each payment made under this Agreement shall be treated as a “separate payment” within the meaning of Section 409A.

(k)	Discharge of Responsibility. The payments and other benefits under this Agreement, when made in accordance with the terms of this Agreement, shall fully discharge all responsibilities of the Company to the Executive that existed at the time of termination of the Executive’s employment.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of each of FSII and the Company, by its duly authorized signatory, on and as of the Effective Date. The Executive has consulted, or has had the opportunity to consult, with counsel (who is other than the Company’s counsel) prior to execution of this Agreement.

EXECUTIVE

/s/ Mark S. Thompson
Mark S. Thompson

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Ronald W. Shelly
Ronald W. Shelly Lead Independent Director

FAIRCHILD SEMICONDUCTOR CORPORATION

By:	/s/ Ronald W. Shelly
Ronald W. Shelly Lead Independent Director

SCHEDULE A

TO EMPLOYMENT AGREEMENT

THIS SCHEDULE A constitutes an essential term of the EMPLOYMENT AGREEMENT entered into on and as of December 9, 2009, between Mark S. Thompson, on the one hand, and Fairchild Semiconductor International, Inc., a Delaware corporation, and Fairchild Semiconductor Corporation, a Delaware corporation and wholly owned subsidiary of FSII, on the other hand, as referenced in Section 7 of such agreement.

In the event of a reduction in accordance with Section 7(b)(ii), the reduction will occur, with respect to such severance and other benefits considered “parachute payments” within the meaning of Section 280G, in the order set forth below:

(1)	stock options or stock appreciation rights that meet all of the following: (i) the grant of which is treated as “contingent” under Section 280G, (ii) are assumed or substituted by the surviving corporation or its parent, and (iii) are “underwater” or “at-the-money”;

(2)	stock options or stock appreciation rights that meet all of the following: (i) the grant of which is not treated as “contingent” under Section 280G, (ii) accelerate vesting under Section 7(a)(2) above or otherwise, (iii) are assumed or substituted by the surviving corporation or its parent, and (iv) are “underwater” or “at-the-money”;

(3)	stock options or stock appreciation rights that meet all of the following: (i) the grant of which is treated as “contingent” under Section 280G, (ii) are assumed or substituted by the surviving corporation or its parent, and (iii) are “in-the-money”;

(4)	restricted stock, restricted stock units, performance shares or other outstanding equity awards (other than stock options or stock appreciation rights) that meet all of the following: (i) the grant of which is treated as “contingent” under Section 280G and (ii) either are assumed or substituted by the surviving corporation or its parent or “cashed-out” in connection with the Change in Control;

(5)	stock options or stock appreciation rights that meet all of the following: (i) the grant of which is treated as “contingent” under Section 280G and (ii) are “cashed-out” in connection with the Change in Control;

(6)	cash severance, bonus, retention and other similar pay (including such cash severance pay provided pursuant to Section 7(a)(1) above) that are treated as “contingent” under Section 280G ;

(7)	stock options or stock appreciation rights that meet all of the following: (i) the grant of which is not treated as “contingent” under Section 280G, (ii) accelerate vesting under Section 7(a)(2) above or otherwise, (iii) are assumed or substituted by the surviving corporation or its parent, and (iv) are “in-the-money”;

(8)	stock options or stock appreciation rights that meet all of the following: (i) the grant of which is not treated as “contingent” under Section 280G, (ii) accelerate vesting under Section 7(a)(2) above or otherwise, (iii) are “cashed-out” in connection with the Change in Control, and (iv) are “in-the-money”;

(9)	restricted stock, restricted stock units, performance shares or other outstanding equity awards (other than stock options or stock appreciation rights) that meet all of the following: (i) the grant of which is not treated as “contingent” under Section 280G, (ii) accelerate vesting under Section 7(a)(2) above or otherwise, and (iii) either are assumed or substituted by the surviving corporation or its parent or “cashed-out” in connection with the Change in Control;

(10)	the acceleration in the timing of any “vested” payment in cash or in kind (for this purpose, a payment will be considered “vested” if the payment is vested at the time the payment acceleration occurs and any vesting of the payment that has occurred is not considered “contingent” under Section 280G);

(11)	Company-paid coverage under the long-term disability and life insurance plans provided pursuant to Sections 4(c) and 4(d) and any other taxable benefits provided or paid for by the Company; and

(12)	Company-paid coverage under the health, dental, and vision plans provided pursuant to Section 4(d) and any other tax-free benefits provided or paid for by the Company.

For purposes of the foregoing provisions in this Schedule A, the following rules will apply:

(A)	In clauses (1) and (2), if there are multiple grants of stock options or stock appreciation rights, the most “underwater” award will be reduced first with each subsequent reduction applying to the next most “underwater” award;

(B)	In clauses (3) and (7), if there are multiple grants of stock options or stock appreciation rights, the least “in-the-money” award will be reduced first with each subsequent reduction applying to the next most “in-the-money” award;

(C)	In clauses (4), (5), (8) and (9), if there are multiple grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or other equity awards, each grant within each category will be reduced on a pro-rata basis; and

(D)	In clauses (6), (10), (11) and (12), if there are multiple types of cash or in-kind payments, each payment within each category will be reduced on a pro-rata basis.

(E)	For clarification purposes, these rules do not change the order described above but rather provide ordering rules that apply within each category in the event of multiple equity grants or payments.